Exhibit 99.4

Consolidated Financial Statements and Report of Independent Certified Public Accountants
Lone Star NGL LLC
Years Ended December 31, 2014, 2013 and 2012

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Members
Lone Star NGL LLC
We have audited the accompanying consolidated financial statements of Lone Star NGL LLC (a Delaware limited liability company) and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of operations, changes in members’ equity, and cash flows for each of the three years in the period ended December 31, 2014, and the related notes to the financial statements.

Management’s responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lone Star NGL LLC and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.
/s/ GRANT THORNTON LLP

Dallas, Texas
February 26, 2015

i

Lone Star NGL LLC
Consolidated Balance Sheets
(Dollars in thousands)

	December 31,
	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$63,886	$141,625
Accounts receivable, net	216,554	233,964
Accounts receivable from related parties	23,090	59,261
Exchanges receivable	—	3,806
Inventories	96,780	52,889
Other current assets	6,553	2,672
Total current assets	406,863	494,217

Property, plant & equipment, net	3,227,788	2,975,776
Goodwill	432,026	432,026
Intangible assets, net	58,500	63,818
Other long-term assets	173,572	57,702
Total assets	$4,298,749	$4,023,539

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$124,225	$159,357
Accounts payable to related parties	139,962	159,800
Accrued and other current liabilities	91,974	90,730
Exchanges payable	63,022	45,608
Income taxes payable	3,568	1,737
Total current liabilities	422,751	457,232

Deferred income taxes	2,315	720
Other non-current liabilities	512	597

Commitments and contingencies (Note 7)

Members’ equity	3,873,171	3,564,990
Total liabilities and members’ equity	$4,298,749	$4,023,539

The accompanying notes are an integral part of these consolidated financial statements.

Lone Star NGL LLC
Consolidated Statements of Operations
(Dollars in thousands)

	Years Ended December 31,
	2014	2013	2012
Revenues	$3,809,971	$2,081,470	$638,492

Costs and expenses:
Costs of sales	3,165,684	1,654,964	361,697
Operating expenses	126,798	107,246	60,157
General and administrative expenses	22,580	19,200	16,998
Depreciation and amortization	105,605	84,125	51,524
Total costs and expenses	3,420,667	1,865,535	490,376

Operating income	389,304	215,935	148,116

Affiliated interest expense	—	(111)	(21)
Interest income	86	41	73
Other, net	472	(98)	1,381
Income before income tax expense	389,862	215,767	149,549

Income tax expense	3,276	1,970	1,740
Net income	$386,586	$213,797	$147,809

The accompanying notes are an integral part of these consolidated financial statements.

Lone Star NGL LLC
Consolidated Statements of Members’ Equity
(Dollars in thousands)

	La Grange Acquisition, L.P.	Regency Midstream LLC	Total
Balance at December 31, 2011	$1,467,007	$628,717	$2,095,724
Contributions from members	801,363	343,441	1,144,804
Distributions to members	(159,298)	(68,271)	(227,569)
Net income	103,466	44,343	147,809
Balance at December 31, 2012	2,212,538	948,230	3,160,768
Contributions from members	318,595	136,541	455,136
Distributions to members	(185,298)	(79,413)	(264,711)
Net income	149,658	64,139	213,797
Balance at December 31, 2013	2,495,493	1,069,497	3,564,990
Contributions from members	265,145	113,633	378,778
Distributions to members	(320,028)	(137,155)	(457,183)
Net income	270,610	115,976	386,586
Balance at December 31, 2014	$2,711,220	$1,161,951	$3,873,171

The accompanying notes are an integral part of these consolidated financial statements.

Lone Star NGL LLC
Consolidated Statements of Cash Flows
(Dollars in thousands)

	Years Ended December 31,
	2014	2013	2012
OPERATING ACTIVITIES:
Net income	$386,586	$213,797	$147,809
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	105,605	84,125	51,524
Provision for losses on accounts receivable	—	—	(503)
Lower of cost or market inventory adjustments	23,592	—	1,612
Deferred income taxes	1,595	735	20
Loss (gain) on sale of assets	28	(256)	(42)
Other non-cash	—	—	(559)
Cash flow changes in operating assets and liabilities:
Accounts receivable	17,410	(170,504)	(21,246)
Accounts receivable from related parties	(6,119)	(239)	(16,310)
Deposits paid to vendors	(3,927)	(1,522)	(154)
Inventories	(67,483)	(339)	(38,336)
Exchanges receivable	3,806	13,762	(17,568)
Other current assets	46	(366)	1,473
Other assets	(115,870)	(31,652)	(1,436)
Accounts payable	(35,261)	99,883	22,521
Accounts payable to related parties	(19,838)	129,411	26,363
Accrued and other current liabilities	(3,760)	10,380	(2,593)
Exchanges payable	17,414	35,794	9,281
Income taxes payable	1,831	15	796
Other non-current liabilities	(85)	159	—
Net cash flows provided by operating activities	305,570	383,183	162,652
INVESTING ACTIVITIES:
Additions to property, plant and equipment	(349,008)	(502,264)	(1,018,741)
Receipt (refund) of contributions in aid of construction costs	1,775	(11,487)	26,853
Proceeds from sale of assets	39	295	61
Net cash flows used in investing activities	(347,194)	(513,456)	(991,827)
FINANCING ACTIVITIES:
Contributions from Members	421,068	488,519	1,069,130
Distributions to Members	(457,183)	(264,711)	(227,569)
Borrowings from (repayments to) related party	—	(12,102)	12,102
Net cash flows provided by financing activities	(36,115)	211,706	853,663
Net change in cash and cash equivalents	(77,739)	81,433	24,488
Cash and cash equivalents at beginning of period	141,625	60,192	35,704
Cash and cash equivalents at end of period	$63,886	$141,625	$60,192

The accompanying notes are an integral part of these consolidated financial statements.

Lone Star NGL LLC
Notes to Consolidated Financial Statements
(Tabular dollar amounts are in thousands)

1.	BUSINESS AND ORGANIZATION
Business
ETP-Regency Midstream Holdings, LLC (“ETP-Regency LLC”), a Delaware limited liability company, was formed on March 21, 2011 as a joint venture owned 70% by La Grange Acquisition, L.P., an indirect wholly-owned subsidiary of Energy Transfer Partners, L.P. (“ETP”), and 30% by Regency Midstream LLC, an indirect wholly-owned subsidiary of Regency Energy Partners LP (“Regency”). ETP and Regency are referred to herein collectively as the “Members.”
ETP-Regency LLC began operations on May 2, 2011 when it acquired all of the membership interest in LDH Energy Asset Holdings LLC (“LDH”) from Louis Dreyfus Highbridge Energy LLC (subsequently renamed Castleton Commodities International, LLC) for approximately $1.98 billion in cash (the “LDH Acquisition”), including working capital adjustments. Subsequent to the closing of the LDH Acquisition, ETP-Regency LLC was renamed Lone Star NGL LLC (“Lone Star” or the “Company”).
Lone Star provides services in the midstream sector of the energy industry, which is the link between upstream exploration and production activities and downstream end-users. The Company is primarily engaged in the business of storing and transporting natural gas liquids (“NGLs”) and fractionation of NGLs and petrochemicals. Lone Star conducts its activities through its wholly-owned operating subsidiaries, which are as follows:

•
Lone Star NGL Mont Belvieu LP owns and operates NGL, refined petroleum product and petrochemical storage capacity in underground salt dome caverns located in Mont Belvieu, Texas, as well as NGL pipelines located in Brazoria, Chambers and Harris Counties, Texas. Its pipeline system and associated interconnects tie the Mont Belvieu facility to refineries and petrochemical facilities along the upper Texas Gulf Coast. The Mont Belvieu facility also provides truck and rail car loading capacity. In addition, through interconnections with third party pipelines, natural gas liquids and refined petroleum products stored by the Mont Belvieu facility may be transported to the Midwest, Southeast and Northeast.

•
Lone Star NGL Fractionators LLC owns two fractionators at the Mont Belvieu facility that process Y-grade NGLs into purity products, such as ethane, propane, normal butane, isobutane and natural gasoline. ETP utilizes a substantial amount of this fractionation capacity to handle NGL barrels it delivers from its Jackson County, Texas and La Grange processing plants. Fractionator I and Fractionator II went into service in December 2012 and November 2013, respectively. In November 2014, ETP announced that Lone Star will construct a third NGL fractionator at its facility in Mont Belvieu, Texas, which will bring Lone Star’s total fractionation capacity at Mont Belvieu to 300,000 Bbls/d. Lone Star’s third fractionator is scheduled to be operational by December 2015.

•
Lone Star NGL Hattiesburg LLC owns and operates an underground NGL storage facility located in Petal, Mississippi. This storage facility also contains truck and rail loading racks, and drying equipment. The storage facility is principally used for the storage of propane and butane.

•
Lone Star NGL Pipeline LP owns and operates the West Texas Pipeline, an intrastate, NGLs pipeline system in Texas.  Originating in West Texas, the pipeline gathers Y-grade NGL streams from various gas processing plants in the Permian Basin and Barnett Shale and transports such liquids to locations in East Texas, including Hull, Texas and the Mont Belvieu, Texas area. The West Texas Pipeline includes an underground liquid facility used for system balancing. Lone Star also owns and operates the West Texas Gateway NGL Pipeline from Winkler county in West Texas to Jackson county Texas.  The Gateway pipeline transports Y-grade streams from gas processing plants in the Permian Basin, southeastern New Mexico, and the Eagle Ford Shale. The West Texas Gateway NGL Pipeline was placed into service in December 2012. In November 2014, Lone Star announced that it will construct a 533 mile, 24- and 30-inch NGL pipeline from the Permian Basin to Mont Belvieu, Texas and convert Lone Star’s existing West Texas 12-inch NGL pipeline into crude oil/condensate service. The new pipeline and conversion projects, estimated to cost between $1.5 billion and $1.8 billion, are expected to be operational by the third quarter of 2016 and the first quarter of 2017, respectively.

•
Lone Star NGL Refinery Services LLC owns and operates two cryogenic refinery off-gas processing facilities, a fractionator and a pipeline connecting such facilities located along the Mississippi River corridor in South Louisiana. These plants process refinery off-gas from third party refineries and fractionate the resulting natural gas liquids and petrochemicals stream into its separate components.

•
Lone Star NGL Sea Robin LLC owns a 20% interest in a cryogenic gas processing facility that straddles the Sea Robin natural gas pipeline at Erath, Louisiana. Sea Robin is located directly adjacent to the Henry Hub and provides access to nine interstate and four intrastate natural gas pipelines.

•
Lone Star Marketing LLC generates revenue from the sale and delivery of NGLs produced by fractionation and open market purchases from third parties.  Sales may also include forward sales contracts. In general, sales prices referenced in the contracts utilized within our NGL marketing activities are market-based and may include pricing differentials for such factors as delivery location.

Organization
Lone Star is operated under the terms of its limited liability company agreement. Under the terms of this agreement, Lone Star is managed by a board consisting of two board members who have equal voting rights. Each Member appoints one board member. Pursuant to the limited liability operating agreement, the Members have agreed to contribute to the Company, in proportion to their ownership interests, any capital contributions approved by the Company board by unanimous consent.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Consolidation
The consolidated financial statements presented herein include the accounts of the Company and its wholly-owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All significant intercompany transactions between the Company and its subsidiaries have been eliminated.
Lone Star owns an undivided interest in a cryogenic gas processing plant. Ownership of this facility has been structured as an ownership of undivided interest in assets, not as an ownership interest in a partnership, limited liability company, joint venture or other forms of entities. Each owner controls marketing and invoices separately, and each owner is responsible for any loss, damage or injury that may occur to their own customers. As a result, the Company applies proportionate consolidation for its interest in this facility.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the accrual for and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses.
The NGL industry conducts its business by processing actual transactions at the end of the month following the month of delivery. Consequently, the most current month’s financial results for the storage, transportation and processing operations are estimated using volume estimates and contractual and market prices. Any differences between estimated results and actual results are recognized in the following month’s financial statements. Management believes that the estimated operating results represent the actual results in all material respects.
Some of the other significant estimates made by management include, but are not limited to, useful lives for depreciation and amortization, purchase accounting allocations and subsequent realizability of intangible assets, and fair value measurements used in goodwill impairment tests. Actual results could differ from those estimates. Certain prior period amounts have been reclassified to conform to the 2014 presentation. These reclassifications had no impact on net income or total equity.
Revenue Recognition
Storage and pipeline transportation revenues are recognized when services are performed or products are delivered, respectively. Fractionation and processing revenues are recognized when product is either loaded into a truck or injected into a third party pipeline, which is when title and risk of loss pass to the customer.
Cash and Cash Equivalents
Cash and cash equivalents include all cash on hand, demand deposits, and investments with original maturities of three months or less. Lone Star considers each cash equivalent to include short-term, highly liquid investments that are readily convertible to known amounts of cash and that are subject to an insignificant risk of changes in value.
Lone Star places its cash deposits and temporary cash investments with high credit quality financial institutions. At times, its cash and cash equivalents may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation insurance limit.

Non-cash supplemental cash flow information is as follows:

	December 31,
	2014	2013
Non-Cash Investing Activity:
Accrued capital expenditures	$80,502	$70,049
Non-Cash Financing Activity:
Contributions receivable from members	$—	$42,290
Accounts Receivable
Lone Star regularly reviews its trade accounts receivable balances for collectability in the event facts and circumstances indicate that the carrying amount may not be collectible and provides for any unrealizable amounts. Bad debt expense related to these receivables is recognized at the time an account is deemed uncollectible.
Inventories
Inventories consist primarily of Y-Grade NGLs, NGL purity products and refined petroleum products held in storage valued at the lower of cost or market utilizing the weighted-average cost method.
Exchanges
Exchanges consist of NGL imbalances (over and under deliveries) with others. These amounts, which are valued at market prices or weighted average market prices pursuant to contractual imbalance agreements, turn over monthly and are recorded as exchanges receivable and exchanges payable on Lone Star’s consolidated balance sheets. These imbalances are generally settled by deliveries of NGLs, but may be settled in cash, depending on contractual terms.
Fair Value of Financial Instruments
We have commodity derivatives that are accounted for as assets and liabilities at fair value in our consolidated balance sheets.  We determine the fair value of our assets and liabilities subject to fair value measurement by using the highest possible “level” of inputs. Level 1 inputs are observable quotes in an active market for identical assets and liabilities. Level 2 inputs are inputs observable for similar assets and liabilities. Level 3 inputs are unobservable.
The carrying amounts of cash and cash equivalents, accounts receivable and account payables approximate their fair value.
Property, Plant and Equipment
Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs that do not add capacity or extend the useful life are expensed as incurred. Expenditures to refurbish assets that extend the useful lives of the asset are capitalized and depreciated over the remaining useful life of the asset. Upon disposition or retirement of pipeline components or natural gas plant components, any gain or loss is recorded to accumulated depreciation. When entire pipeline systems, gas plants or other property and equipment are retired or sold, any gain or loss is included in our consolidated statements of operations.
We review property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such review should indicate that the carrying amount of long lived assets is not recoverable, we reduce the carrying amount of such assets to fair value. No impairment of long-lived assets was required during the periods presented in these consolidated financial statements.
Goodwill
Goodwill is tested for impairment annually or more frequently if circumstances indicate that goodwill might be impaired. Our annual impairment test is performed as of December 31. No goodwill impairment was recorded during the periods presented in these consolidated financial statements.

Intangible Assets
Intangible assets are stated net of amortization computed on the straight-line method. We eliminate from our balance sheet the gross carrying amount and the related accumulated amortization for any fully amortized intangible in the year they are fully amortized.
We review amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such review should indicate that the carrying amount of amortizable intangible assets is not recoverable, we reduce the carrying amount of such assets to their estimated fair value. No impairment of intangible assets was required during the periods presented in these consolidated financial statements.
Asset Retirement Obligation
We have determined that we are obligated by contractual or regulatory requirements to remove facilities or perform other remediation upon retirement of certain assets. Determination of the amounts to be recognized is based upon numerous estimates and assumptions, including expected settlement dates, future retirement costs, future inflation rates and the credit-adjusted risk-free interest rates. Management was not able to reasonably measure the fair value of the asset retirement obligations as of December 31, 2014 and 2013 because the settlement dates were indeterminable. We will record an asset retirement obligation in the periods in which management can reasonably determine the settlement dates.
Contributions in Aid of Construction Costs
On certain of our capital projects, third parties are obligated to reimburse us for all or a portion of project expenditures. The majority of such arrangements are associated with pipeline construction and production tie-ins. Contributions in aid of construction costs (“CIAC”) are netted against our project costs as they are received and any CIAC which exceeds our total project costs is recognized as other income in the period in which it is realized net of amounts returned, if any.
Costs and Expenses
Costs of sales include actual cost of NGLs sold. Operating expenses include all costs incurred to provide products to customers, including compensation for operations personnel, insurance costs, vehicle maintenance, advertising costs, purchasing costs and plant operations. General and administrative expenses include all company related expenses and compensation for executive, company and administrative personnel, including the allocation of expenses from ETP discussed in Note 9.
We record the collection of taxes to be remitted to government authorities on a net basis.
Income Taxes
We are a limited liability company that has elected to be treated as a partnership for income tax purposes. Accordingly, no provision for federal or state income taxes has been recorded in our consolidated financial statements and the tax effects of our activities generally accrue to the Members. The income tax expense reflected on the statements of operations relates to the Texas margins tax.
3. INVENTORIES
Inventories consisted of the following:

	December 31,
	2014	2013
Ethane	$7,081	$200
Propane	51,296	14,815
Butanes	18,513	6,439
Natural gasoline	80	2,173
Ultra-low-sulfur diesel	1,442	1,448
Conventional gasoline	706	6,183
Materials and supplies	15,467	13,398
Other products	2,195	8,233
Total inventories	$96,780	$52,889

4. PROPERTY, PLANT AND EQUIPMENT, NET
Property, plant and equipment (and estimated useful lives) consisted of the following:

	December 31,
	2014	2013
Land	$41,645	$32,932
Buildings and improvements (10 to 40 years)	9,392	8,413
Pipelines and equipment (20 to 65 years)	2,331,293	2,048,348
Right of way (20 to 65 years)	127,234	114,410
Natural gas liquids storage (40 years)	781,267	713,218
Linepack	983	806
Vehicles (3 to 20 years)	3,512	3,150
Furniture and fixtures (3 to 10 years)	49	49
Other (5 to 10 years)	19,970	7,957
Construction work-in-progress	162,416	197,154
	3,477,761	3,126,437
Less accumulated depreciation	(249,973)	(150,661)
Property, plant and equipment, net	$3,227,788	$2,975,776
Lone Star recognized $100.4 million, $77.7 million and $45.1 million of depreciation expense for the years ended December 31, 2014, 2013 and 2012, respectively.
5. INTANGIBLE ASSETS
Intangible assets were as follows:

	December 31,
	2014	2013
Customer relationships (15 years)	$78,000	$78,000
Less accumulated amortization	(19,500)	(14,182)
Intangibles, net	$58,500	$63,818
Lone Star recognized $5.3 million, $6.4 million and $6.4 million of intangible assets amortization expense for the years ended December 31, 2014, 2013 and 2012, respectively.
Amortization expense related to intangible assets for the next five years is expected to be the following:

Years Ending December 31:
2015	$5,318
2016	5,318
2017	5,318
2018	5,318
2019	5,318

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2014	2013
Customer advances and deposits	$3,279	$4,027
Accrued capital expenditures	80,370	70,046
Accrued wages and benefits	4,982	4,362
Taxes payable other than income taxes	1,074	2,227
Other	2,269	10,068
Total accrued and other current liabilities	$91,974	$90,730
7. COMMITMENTS AND CONTINGENCIES
Commitments
We lease office space, automobiles, office equipment and other equipment under non-cancellable operating leases that have expiration dates extending through January 2017. Aggregate rent expense for the years ended December 31, 2014, 2013 and 2012 was $0.8 million, $0.7 million, and $1.0 million, respectively.
Future minimum lease commitments under such leases with lease terms in excess of one year as of December 31, 2014, are as follows:

2015	$126
2016	61
2017	5
2018	—
2019	—
Thereafter	—
Total future minimum lease commitments	$192
NGL Pipeline Regulation
Lone Star has interests in NGL pipelines located in Texas and New Mexico. Lone Star commenced the interstate transportation of NGLs in 2013, which is subject to the jurisdiction of the FERC under the Interstate Commerce Act (“ICA”) and the Energy Policy Act of 1992. Under the ICA, tariffs must be just and reasonable and not unduly discriminatory or confer any undue preference. The tariff rates established for interstate services were based on a negotiated agreement; however, the FERC’s rate-making methodologies may limit Lone Star’s ability to set rates based on its actual costs, may delay or limit the use of rates that reflect increased costs and may subject Lone Star to potentially burdensome and expensive operational, reporting and other requirements. Any of the foregoing could adversely affect Lone Star’s business, revenues and cash flow.
Litigation and Contingencies
Lone Star may, from time to time, be involved in litigation and claims arising out of its operations in the normal course of business. Serious personal injury and significant property damage can arise in connection with the transportation, storage or use of NGLs. In the ordinary course of business, Lone Star is sometimes threatened with or named as a defendant in various lawsuits seeking actual and punitive damages for product liability, personal injury and property damage. The Company maintains liability insurance with insurers in amounts and with coverage and deductibles management believes are reasonable and prudent, and which are generally accepted in the industry. However, there can be no assurance that the levels of insurance protection currently in effect will continue to be available at reasonable prices or that such levels will remain adequate to protect Lone Star from material expenses related to product liability, personal injury or property damage in the future.
Lone Star is a party to various legal proceedings and regulatory proceedings incidental to its businesses. For each of these matters, Lone Star evaluates the merits of the case, the exposure to the matter, possible legal or settlement strategies, the likelihood of an unfavorable outcome and the availability of insurance coverage. If it is determined that an unfavorable outcome of a particular matter is probable and can be estimated, Lone Star accrues the contingent obligation, as well as any expected insurance recoverable amounts related to the contingency. As of December 31, 2014 and 2013, accruals related to these contingent obligations were immaterial.
The outcome of these matters cannot be predicted with certainty and there can be no assurance that the outcome of a particular matter will not result in the payment of amounts that have not been accrued for the matter. Furthermore, Lone Star may revise accrual amounts prior to resolution of a particular contingency based on changes in facts and circumstances or changes in the expected outcome.
No amounts have been recorded in our consolidated balance sheets for contingencies and current litigation, other than amounts disclosed herein.
8. DERIVATIVE INSTRUMENTS
Commodity Price Risk
We are exposed to market risks related to the volatility of commodity prices. To manage the impact of volatility from these prices, we utilize various exchange-traded NGL swap contracts. We use financial derivatives to optimize our Storage and Fractionation assets.
These contracts consist of net sold positions of 1,128,000 Bbls, and 15,000 Bbls at December 31, 2014 and 2013, respectively. All contracts open at December 31, 2013 matured in 2014, and all contracts open at December 31, 2014 will mature in 2015.

None of our derivative instruments are designated as hedges.

Margin Deposits

We have maintenance margin deposits with our broker, which are exchanged on a daily basis. Since the margin calls are made daily with the exchange broker, the fair value of the financial derivative instruments are deemed current and netted within other current assets in the balance sheets.
Derivative Summary
The following table provides a summary of our derivative assets and liabilities:

	Fair Value of Derivative Instruments
	Assets		Liabilities
	December 31,		December 31,
	2014	2013	2014	2013
Derivatives not designated as hedging instruments:
Commodity derivatives (including margin deposits)	$35,315	$4,304	$(21,750)	$(3,134)
Total derivatives	$35,315	$4,304	$(21,750)	$(3,134)
All derivative positions are exchange traded and are valued with level 1 inputs.

The following table presents the fair value of our recognized derivative assets and liabilities on a gross basis and amounts offset by funds on deposit with our clearing broker:

		Assets		Liabilities
		December 31,		December 31,
Contract type	Balance Sheet Location	2014	2013	2014	2013
Broker cleared derivative contracts	Other current assets (liabilities)	$51,635	$4,304	$(21,750)	$(4,215)
	Gross fair value	51,635	4,304	(21,750)	(4,215)
Payments on margin deposit	Other current assets (liabilities)	(16,320)	—	—	1,081
	Net fair value	35,315	4,304	(21,750)	(3,134)
	Total derivatives	$35,315	$4,304	$(21,750)	$(3,134)
We recognized a gain of $28.7 million, a loss of $2.4 million and a loss of $0.1 million related to derivative positions during the years ended December 31, 2014, 2013 and 2012, respectively. Gains and losses on derivative positions have been included in cost of sales on the statements of operations.
9. RELATED PARTY TRANSACTIONS
ETP is the operator of Lone Star; therefore, the employees of ETP perform services for its operations. Lone Star reimburses ETP for all costs related to these employees. For the years ended December 31, 2014, 2013 and 2012, Lone Star paid ETP $33.9 million, $30.0 million, and $18.7 million, respectively, for the costs related to these employees.
ETP has an agreement to provide Lone Star with various management services. For the years ended December 31, 2014, 2013 and 2012, Lone Star paid ETP $15.8 million, $17.3 million, and $10.2 million, respectively, in management fees related to general and administrative services, and $14.4 million, $14.1 million, and $5.3 million, respectively, for operational support.
Lone Star provides subsidiaries of ETP and other affiliates with certain NGL, storage and transportation services. For the year ended December 31, 2014, Lone Star recorded revenue of $79.8 million and $59.7 million, respectively, related to transactions with ETP and other affiliates. For the year ended December 31, 2013, Lone Star recorded revenue of $41.4 million and $58.5 million, respectively, related to transactions with ETP and other affiliates. For the year ended December 31, 2012, Lone Star recorded revenue of $58.1 million and $10.0 million, respectively, related to transactions with ETP and other affiliates. For the years ended December 31, 2014, 2013 and 2012, Lone Star recorded costs of sales of $23.1 million, $2.6 million and $0.2 million, respectively, related to transactions with ETP.
Lone Star entered into various agreements to purchase NGLs with Regency. For the year ended December 31, 2014, Lone Star purchased $257 million in NGLs under these contracts.

The following table summarizes the related party balances on Lone Star’s consolidated balance sheets:

	December 31,
	2014	2013
Accounts receivable from related parties:
ETP (1)	$9,990	$40,620
Regency (2)	13,017	17,771
Other	83	870
Total accounts receivable from related parties	$23,090	$59,261

Accounts payable to related parties:
ETP	$94,650	$135,523
Regency	45,296	24,277
Other	16	—
Total accounts payable to related parties	$139,962	$159,800

(1)	Includes a contribution receivable from ETP of $29.6 million as of December 31, 2013.

(2)	Includes a contribution receivable from Regency of $12.7 million as of December 31, 2013.
Lone Star may borrow up to $100 million under an intercompany revolving loan agreement with ETP that accrues interest equal to the 3-month London interbank offer rate plus 1.5%.
10. MAJOR CUSTOMERS
During the year ended December 31, 2014, Lone Star had aggregate revenues from two non-affiliated customers of approximately $1.16 billion. During the years ended December 31, 2013 and 2012, Lone Star had aggregate revenues from three non-affiliated customers of approximately $503 million and $325 million, respectively. Revenues from each of these customers were greater than 10% of Lone Star’s total revenues for each respective period.
11. SUBSEQUENT EVENTS
On January 26, 2015, Regency and ETP announced their entry into a definitive merger agreement pursuant to which Regency will become a wholly-owned subsidiary of ETP. The transaction is expected to close in the second quarter of 2015 and is subject to Regency unitholder and regulatory approvals.
Subsequent events have been evaluated through February 26, 2015, the date the financial statements were available to be issued.